Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100028, People’s Republic of China

May 5, 2011

Mr. Joseph M. Kempf
Mr. Robert S. Littlepage
Mr. Ajay Koduri
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
U.S.A.

Re:	Ku6 Media Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 0-51116

Dear Messrs. Kempf, Littlepage and Koduri:

We provide the following response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated April 6, 2011 with respect to the Form 20-F for the fiscal year ended December 31, 2009 of Ku6 Media Co., Ltd. (the “Company”), which was filed on April 30, 2010 (the “2009 20-F”).  The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F

Item 15. Controls and Procedures, page 99

1.
We note your response to our comments contained in our letter dated March 2, 2011. Based on your response to these comments and our previous comments regarding your internal controls over financial reporting, it appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Finance Controller, and Reporting Manager do not possess the requisite U.S. GAAP expertise to prepare financial statements in accordance with U.S. GAAP.  While experience auditing Chinese subsidiaries of U.S. registrants may provide some exposure to U.S. GAAP, this experience is not a substitute for a formal education in U.S. GAAP or training within the United States.  We believe a license as a Certified Public Accountant in the U.S. or an education in U.S. GAAP, provided by an institution of higher education recognized as qualified to provide such an education, is necessary in order to conclude that a person is an expert in U.S. GAAP.  In this regard, we note that all of those persons identified above do not hold a license as a Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide a sufficient, relevant education in U.S. GAAP, and their U.S. GAAP audit experience appears to be limited.  The fact that you hired a third party professional accounting firm to assist you in maintaining your system of internal controls further supports our view that your accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe this lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting are not effective.  Please revise your conclusion on internal controls over financial reporting.  You should explain to readers, in detail, that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future.  You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.  Also, please consider addressing this situation in your Risk Factor disclosure.

The Staff’s comment is noted. The Company respectfully seeks the Staff’s clarification whether in order to demonstrate the requisite U.S. GAAP expertise to prepare financial statements in accordance with U.S. GAAP, it is necessary for the Company to have at least one of the Chief Financial Officer, Finance Controller or Reporting Manager either (x) hold a Certified Public Accountant in the U.S. (“U.S. CPA”) license or (y) have obtained an education in U.S. GAAP provided by an institution of higher education recognized as qualified to provide such an education, as it seems to be indicated by the Staff’s comment.  While the Company will endeavor to identify and recruit at least one person who holds U.S. CPA license or has obtained education in U.S. GAAP in the U.S., the Company respectfully advises the Staff that persons with such credentials are in short supply in China and the Company may not be able to hire anyone meeting such criteria. It is the Company’s view that, while a U.S. CPA license or education in U.S. GAAP obtained in a U.S. institution or extended educational program are obviously good indicators of U.S. GAAP expertise, these are not the only ways for a person to obtain sufficient U.S. GAAP expertise. A person can obtain sufficient U.S. GAAP knowledge and experience through regular training and working on U.S. GAAP audit projects in the Big Four accounting firms.  Further, to the Company’s knowledge, there are over 100 SEC-registered companies based in China and most of such companies do not possess senior level financial or accounting personnel who meet the two criteria set forth by the Staff.   The Company’s primary reason for seeking clarification is to avoid a situation in which it is able to remediate its material weakness by finding someone with U.S. GAAP expertise but who strictly does not meet the criteria set forth in the Staff’s comment letter and therefore will continue to have to take a material weakness to its internal control over financial reporting.

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Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 5758-6898 or by email at shentony@ku6.com or Mr. James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.  Thank you very much for your assistance.

Sincerely,

// Tony Shen
Name:    Tony Shen
Title:      Chief Financial Officer

cc:          James C. Lin, Davis Polk & Wardwell LLP